UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

SUPERIOR UNIFORM GROUP,  INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

868358102
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP No. : 868358102	Page 2 of 9 Pages

1.	Names of Reporting Persons. VENATOR CAPITAL MANAGEMENT LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	294,974
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	294,974
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,974
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.1%
12.	Type of Reporting Person: FI

SCHEDULE 13G
CUSIP No. : 868358102	Page 3 of 9 Pages

1.	Names of Reporting Persons. BRANDON OSTEN
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	294,974
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	294,974
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,974
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.1%
12.	Type of Reporting Person: IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Superior Uniform Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10055 Seminole Boulevard, Seminole, Florida 33772

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Venator Capital Management Ltd. (“Venator”); and

ii)	Brandon Osten (“Mr. Osten”).

This Statement relates to the Shares (as defined herein) held for the accounts of Venator Founders Fund L.P., an Ontario limited partnership (“Venator Founders Fund”), Venator Partners Fund L.P., an Ontario limited partnership (“Venator Partners Fund”), Venator Partners Master Fund L.P., a Cayman Islands limited partnership (“Venator Master Fund”), Venator Select Fund L.P., an Ontario limited partnership (“Venator Select Fund”), Venator Income Fund, an Ontario trust (“Income Fund”) and Focus 900 Ltd., a Cayman Islands exempted company (“Focus 900”).
Venator serves as investment manager to each of Venator Founders Fund, Venator Partners Fund, Venator Master Fund, Venator Select Fund, Income Fund and Focus 900.  Mr. Osten is Chief Executive Officer, portfolio manager and controlling shareholder of Venator.  In such capacities, Venator and Mr. Osten may be deemed to have voting and dispositive power over the Shares held for the accounts of Venator Founders Fund, Venator Partners Fund, Venator Master Fund, Venator Select Fund, Income Fund and Focus 900.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor Street West, Suite 901, Toronto, Ontario M4W 3E2.

Item 2(c).	Citizenship:

i)	Venator is incorporated in Ontario, Canada; and

ii)	Mr. Osten is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

868358102

Page 5 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(j) [X] A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of 294,974 Shares.  This amount consists of: (A) 124,555 Shares held for the account of  Venator Founders Fund; (B) 76,905 Shares held for the account of Venator Partners Fund; (C) 44,058 Shares held for the account of Venator Master Fund; and (D) 49,456 Shares held for the account of Focus 900.

Item 4(b)	Percent of Class:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of approximately 2.1% of Shares outstanding. (There were approximately 13,857,281 Shares outstanding as of October 19, 2015, according to the Issuer’s quarterly report on Form 10-Q, filed October 22, 2015.)

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	294,974
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	294,974

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below I further certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Venator Capital Management Ltd., registered with the Ontario Securities Commission as a portfolio manager, exempt market dealer and investment fund manager,  is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution listed in Rule 13d-1(b)(1)(ii)(E). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Venator Capital Management Ltd.

By:	/s/ Brandon Osten
Name:	Brandon Osten
Title:	Chief Executive Officer

Brandon Osten

/s/ Brandon Osten

February 16, 2016

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Superior Uniform Group, Inc. dated as of February 16, 2016 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Venator Capital Management Ltd.

By:	/s/ Brandon Osten
Name:	Brandon Osten
Title:	Chief Executive Officer

Brandon Osten

/s/ Brandon Osten

February 16, 2016